                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                               -----------------------

                                    SCHEDULE 14D-1

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                   AMENDMENT NO. 1

                               -----------------------

                BOSTON CAPITAL TAX CREDIT FUND II LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)
                              VALLEY CREEK CAPITAL, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (Bidder)

                      SERIES 14 BENEFICIAL ASSIGNEE CERTIFICATES
                            (TITLE OF CLASS OF SECURITIES)

                                         NONE

                        (CUSIP Number of Class of Securities)

                                  Thomas A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   WITH A COPY TO:
                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
                        1901 Avenue of the Stars - Suite 1100
                           Los Angeles, California  90067
                                    (310) 556-4660

                                    --------------

                              Calculation of Filing Fee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          Transaction Valuation*                  Amount of Filing Fee
               $2,200,000                                        $440.00
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 550,000 BACs at $4.00 per BAC net in cash. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of BACs assumed to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       Not Applicable
     Form of Registration No.:     Not Applicable
     Filing Party:                 Not Applicable
     Date Filed:                   Not Applicable
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                  Page 1 of 6
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 CUSIP NO. NONE                                               Page 2 of 6 Pages

  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Valley Creek Capital, LLC

  2.  Check the Appropriate Box if a Member of a Group                 (a) / /
      (See Instructions)                                               (b) / /

  3.  SEC Use Only


  4.  Sources of Funds (See Instructions)

      WC

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           / /

  6.  Citizenship or Place of Organization

      State of Delaware

  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      None

  8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See
      Instructions)
                                                                           / /

  9.  Percent of Class Represented by Amount in Row (7)

      None

 10.  Type of Reporting Persons (See Instructions)

      OO

 CUSIP NO.  NONE                                              Page 3 of 6 Pages


  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Global Capital Management, Inc.

  2.  Check the Appropriate Box if a Member of a Group                 (a) / /
      (See Instructions)                                               (b) / /

  3.  SEC Use Only

  4.  Sources of Funds (See Instructions)

      WC

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           / /

  6.  Citizenship or Place of Organization

      State of Delaware

  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      None

  8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See
      Instructions)
                                                                           / /

  9.  Percent of Class Represented by Amount in Row (7)

      None

 10.  Type of Reporting Persons (See Instructions)

      CO

                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Valley Creek Capital, LLC, a Delaware limited liability company (the "Purchaser") and Global Capital Management Inc., a Delaware corporation, with the Securities and Exchange Commission on April 17, 1998, relating to the tender offer by the Purchaser to purchase up to 550,000 beneficial assignee certificates ("BACs") evidencing the beneficial interest of an assignee in the series 14 limited partnership interests of Boston Capital Tax Credit Fund II Limited Partnership, a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 17, 1998 and the related Agreement of Transfer and Sale to include the information set forth below.

     Capitalized terms set forth herein shall have the same meaning as set forth in the Offer to Purchaser.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b) The Offer has been terminated by the Purchaser and Purchaser will not purchase any of the BACs due to the making of a tender offer for the BACs by another person. All BACs tendered will be promptly returned to their owners.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5)-   Publication dated April 23, 1998.

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                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1998            VALLEY CREEK CAPITAL, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                   By:  /s/ MICHAEL J. FREY
                                        -------------------------------------
                                        Michael J. Frey, Vice President

                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation


                                   By:  /s/ MICHAEL J. FREY
                                        -------------------------------------
                                        Michael J. Frey, Vice President

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                                    EXHIBIT INDEX


                                                                     SEQUENTIAL
EXHIBIT NO.                          DESCRIPTION                     PAGE NUMBER

(a)(5) -                 Publication dated April 23, 1998.